Filed by RAIT Investment Trust pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Taberna Realty Finance Trust

Commission File No.: 021-77367

The following is a transcript of a conference held on November 29, 2006 regarding RAIT Investment Trust (“RAIT”) and the proposed merger of Taberna Realty Finance Trust (“Taberna”) and a wholly-owned subsidiary of RAIT, RT Sub Inc. (“RT”), pursuant to the terms of an Agreement and Plan of Merger dated as of June 8, 2006 by and among RAIT, RT and Taberna.

FORWARD LOOKING STATEMENTS

This filing, including information included or incorporated by reference in this filing, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RAIT and Taberna, including future financial and operating results and performance, statements about RAIT’s and Taberna’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of RAIT’s and Taberna’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of RAIT and Taberna. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: those discussed and identified in public filings with the Securities and Exchange Commission made by RAIT and Taberna; the businesses of RAIT and Taberna may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; adverse governmental or regulatory policies may be enacted; the loss of management and other key personnel; competition from other real estate investment trusts and other specialty finance vehicles; the inability to obtain adequate capital and other funding for operations at attractive rates or otherwise; fluctuations in interest rates and related hedging activities against such interest rates;

covenants in financing arrangements applicable to RAIT and Taberna that may restrict business operations; failing to maintain qualification as REITs; the inability to acquire eligible securities for CDO and other securitization transactions on favorable economic terms; adverse market trends that affect real estate securities that are used as collateral in CDO and other securitizations; increases in borrowing costs relative to the interest received on RAIT and Taberna investments; failing to maintain exemptions under the Investment Company Act would subject us to additional restrictions; geographic concentrations in investment portfolios of residential mortgage loans could be adversely affect by economic factors unique to such concentrations; the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, neighborhood values, competitive overbuilding, weather, casualty loses, occupancy rates and other similar factors; Taberna relies heavily on issuing trust preferred securities to obtain funds and any adverse fluctuations in that industry may adversely affect the combined company; and general business and economic conditions, which could adversely affect credit quality and loan originations.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the conference call referenced in this filing or the date of any document incorporated by reference in this filing. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this filing and attributable to RAIT or Taberna or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, RAIT and Taberna undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER WITH TABERNA

RAIT has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-136197) that includes a definitive joint proxy statement/prospectus of RAIT and Taberna and RAIT may file other relevant documents concerning the proposed merger with the SEC. This definitive joint proxy statement/prospectus has been sent to shareholders of RAIT and Taberna seeking approvals related to the proposed transaction. RAIT and Taberna shareholders and other investors are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other materials filed by RAIT with the SEC, as well as any amendments or supplements to those documents. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC’s website (http://www.sec.gov). These documents are also available for free by accessing RAIT’s website (http://www.raitinvestmenttrust.com).

RAIT, Taberna and certain of their trustees, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of shareholders in connection with the proposed merger, including any interest they have in the merger, is set forth in the joint proxy statement/prospectus filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

RAIT Investment Trust (RAS)

2006 FBR Investor Conference

November 29, 2006

<<Merrill Ross, Analyst, Friedman, Billings, Ramsey>>

Thank you for coming. I’m just going to give a brief introduction because the SEC doesn’t allow us to say anything. We’ve known this company for quite some time, RAIT Investment Trust, and we’ve enjoyed a great relationship. It’s forming a new and exciting company with its merger announcement, the vote is scheduled for December 11th and we’re looking forward to continue great performance out of RAIT Investment Trust. Betsy?

This is Betsy Cohen, Chairman and CEO.

<<Betsy Cohen, Chairman, Chief Executive Officer>>

I couldn’t have said it better myself.

Today we’re going to depart from what is the usual presentation, the historical information in the third quarter and giving you all the updates, because, as Merrill indicated, as of December 11th, assuming that you all vote — we were going to wear our vote early and vote often buttons-in favor of this merger, the company will really be a different company. And so what we wanted to do today was to give you some insight really constrained only by the regulations which allow us only to say things that have either been publicly disclosed or that are in the S-4, et cetera.

But within those constraints, we’ve really wanted to share with you where we have been on this merger journey, the integration journey, and how it’s coming and to introduce you to not only the people from RAIT here today, but also to the people from Taberna, who will be a part of the combined organization. So starting on my - I think it’s my right, is Daniel Cohen, who will become the CEO of RAIT Financial Trust after the December 11th merger. Scott Schaeffer, who is President of RAIT now and will be Co-President after the merger; Jack Salmon, who will be the Chief Financial Officer. We have here – I thought I saw, Jim Sebra, Oh! There he is, he was hiding, who will be the Chief Accounting Officer for Taberna. And Joel Mesznik, who is a current Trustee of RAIT and he has been the company since its inception. It’s been an amazing journey, I think that Merrill referred to knowing the company a long time. She knew it as a conception before it was a reality and has seen the market and the company kind of come together, because RAIT was really begun as an opportunity in the marketplace to provide capital to owners of what we considered to be mid-sized real estate, who at the time that we began had less access to capital then they do today.

And as the company evolved, we found a series of niches, developed a strong origination program. We have here an exhibit A of one of our borrowers is here, who has said even nice things about us, you can ask him later. And we have - I think provided and filled a niche for which we probably don’t get paid as well today as we have in the past, but its because there is a lot of capital in the marketplace. We looked at the opportunity, we felt ourselves constrained by only one thing in terms of our growth and that was really our financing opportunities and financing structuring.

And we also looked at the opportunity to use the origination network which we had developed to offer a wider range of products within the capital stack. And so Daniel and I began to talk, because Taberna is a company that also was begun from thinking about the market differently. Thinking about the needs of the market, thinking about the long-term financing that the real estate industry needs, but didn’t really have, unsecured long-term financing, thinking of the structure of the transactions and underwriting, as does RAIT, based on cash flow.

And so we saw an opportunity for these two companies that really think about financial products in the same way and are constantly looking for the opportunity to do something that is - fits a current market need as opposed to a past market need and do it in depth. We thought that these two companies could mesh together very well. In my somewhat restrained way, I call it a company or a lender like no other, because there is no other company in the space that has, will have — or that — when we will have the breadth of products to offer the real estate industry within the capital stack.

Daniel would say perhaps in a less constrained way that this would become a category killer. I’m not quite there, but he is training me. So this company like no other, this category killer, is what we’re going to talk about today. Just wanted though to express to many of you have been long-term supporters of RAIT itself as its been a public company that which we have had a history over the 8 years that we’ve been public or markers of success.

Certainly the total compounded return to shareholders is something we feel pleased with. In the third quarter we broke the annualized billion-dollar number in terms of gross originations and we’ve had no losses during this entire period. You can see it graphically where the pink, where the purple or some color purple I guess we are, and we just keep outperforming the indices and that’s our goal as a combined company much as it was over the past 8 years for RAIT alone.

What the combination does, we really see on this slide and then we’ll take a look at it on this slide and we’ll take a look at the financial impact of some of the expertise even pre-merger that we’ve been able to be offered by Taberna to provide a financing, which really I think is quite extraordinary. Jack and Scott were at S&P yesterday and even S&P was interested we were told in the success of our recent CDO offering which we closed on November 7th and was structured by the folks at Taberna.

Again, we’re offering a product mix across — a product mix across a wide range of needs for the real estate industry. Currently RAIT does this on a secured basis, you’ll see on the left hand side — on the right hand side, Taberna is doing that same kind of financing, but on an unsecured basis. The combined organization will have an even greater diversity of asset types and asset origination capacity within its cover. And we think from a number of points of view that this is a — excuse me, a step in the maturity of the company.

Certainly, if we believe the diversity of assets provides a certain dampening of volatility and certainly a diversity of asset type does the same thing. That’s one of the benefits of seeing these two companies come together.

I’ve known management a very long time, and so I feel comfortable that we can in fact work well together and I think its been proven during the months leading up to the actual merger vote. We’ve seen a number of things begin to sort of be tested in beta and be tested in terms of how we’ll work together. Just giving you a flavor of it, Taberna did a recent CDO, Taberna 7 and wanted some commercial real estate to be part of that CDO and we were able within their parameters to originate for that transaction, exactly what they were looking for.

We find that when we meet with people for whom RAIT has been providing secured lending that often we’ve been looking at the asset level and not at the corporate level. But at the corporate level is in fact an excellent place for the unsecured lending. And it goes the other way as well. Each of us has been looking at a different part of the market and not having the product set to be able to look either through the company or up to the company depending upon who it is. The sources of debt for RAIT, and I was referring to it, are really as you see on this slide – and they are in a cascade of secured lines of credit, which – and I spoke about the financial constraints before, which is where we started and where we were a couple of year ago. We added in October of 2005 an unsecured line of credit of $350 million.

More recently in contemplation of the CDO, excuse me, a repurchase facility and then on November 7th did a – our first CRE CDO, which was very well received by the market and you can see – you can do the – I don’t think we have the weighted numbers here, but you could do almost do the arithmetic based on the information that is public information we’ll be saving someplace between 120 and 150 basis points on our current $550 million in debt that we paid off through the CDO and continue to have available to us – will have recaptured $200 million in equity and have available to us a $200 million revolver which was an important and an innovative part of the structure of this CDO that had really not been done before and was structured by Taberna on our behalf and was something we had been looking for for a long period of time.

So we’ll be able to – the nature of the RAIT portfolio in part is a short-term portfolio. And so we needed as part of our structuring a facility that could in fact be like a line of credit, which could in fact go up and go down. Because that made the effective cost of the CDO over the course of the years even less expensive than it otherwise might have been. And so we do have $200 million supported by AAA, AAA’s that will in fact serve that purpose. So this was for us, this is a step forward in the marketplace. It represents what we really want to say to the marketplace, which is that we are thinking about our own business model. We are thinking about how to make the financing work for that business model. And we are going to think beyond the standard products that are in the marketplace today.

Again it’s – this is just a – I forgot about this slide. This is just a recap of what I was describing. There were 125 – it’s got a 125 loans in this facility. We kept the bottom $200 million, $35, and $165 million of non-investment grade notes and preference shares that was the recapture of our equity and there were $818 million of investment grade notes.

As I was describing, $550 million went to repay debt that was at a much higher price. We have a five-year reinvestment period in addition to the revolver that I was describing. And so we have an opportunity today to make a loan to a piece of property or on a piece of property, that is in fact in transition, where there is added value to be had in the eyes in of the purchaser, the borrower and indeed in our eyes as well. And then without having to re-underwrite or rediscover a customer, we can say to that customer selectively at the end of that period of time, we have a matched place, a matched funding place to put your loan for three to five years.

And so what we get, because prior to this time the repayment cycle, because the average duration of the portfolio was only 18 months. The repayment cycle was 40% in a year and Scott’s a little a grayer as a result of it, but we kept producing, what this allows us to do is probably reduce that in half. And so really without doing anything else, the portfolio can grow in a way which it hadn’t before. And RAIT is the collateral manager.

Taberna, I described to you - Taberna is a Realty Finance Trust. It’s a self-managed trust, self-advised specialty finance REIT focused on essentially unsecured – for the provision of unsecured debt to REIT’s and real estate operating companies in the form of TruPS, many of you know TruPS from other financing sources – or not sources, but other financing structures, primarily for regulated industry in terms of banks and insurance companies.

What TruPS for the real estate industry do is to match the need, the funding needs with the structure of the funding source. And so that is a major contribution, which wasn’t present in the market place before. It has extensions, we are not only focused on the US, there are opportunities in Europe and we are actively looking at them. The European market is structured in a slightly different way, but there are opportunities to provide as the first entrant into this field in Europe, as it was true in the United States, they have the best borrowers, most credit worthy borrowers. And to have the opportunity to again create a brand name for a product that isn’t being offered by others.

In order to accomplish all of the goals of the company, another part of the integration has really been in the credit – on the credit side and through Ken Frappier, who has been the Chief Credit Officer of RAIT and a strong credit officer for 37 years, we have almost put together the joint credit program which will enable us to keep the very good credit histories of both Taberna and RAIT intact.

Looking at the information that we can provide you which is you can see is 6/30 information. But with 9/18 dividends, you can see that Taberna has been able to deploy the capital that it’s had in a very effective way doing essentially $600 to $700 million

CDO in each of the quarters of it’s history. And to have an excellent return through it’s cash available for distribution, which translates into the dividend.

These are the rationales that we found compelling for this combination. It is accretive to CAD and I stop there, because we don’t have in the S-4 a full reconciliation of CAD to GAAP, so I’m a little bit constrained in what I can say today. But it’s only a 10-day problem so come back in 10 or 12 days and we will be able to talk a little bit more fully, but we have—the scale of the company will be impressive. It will be a — the 800-pound gorilla in the industry. We think that thorough this and I think we give you as an example the CDO, CRE CDO recently executed by RAIT, we will be able to lower the cost of funds and have greater access to the financing sources.

And I think I spoke really about the strategic considerations. It’s been on the integration side, it’s been a very easy process, because everybody really is looking at making the joint company the very best company it can be. And with that kind of shared goal, one never has the usual conversations that my method of doing something is better than yours. It’s really what works for the company and we’ve seen that, we’ve been working at this since August, I guess or July, or June sometime and we’ve made a lot of progress and we think we have a lot of the, what people think of this post integration issues — work through in a preintegration, in a pre-merger or a post-merger issues, worked through in a pre-merger context.

These are just the facts. We’ll trade as RAS on the New York Stock Exchange. Daniel will be the CEO, as I said, I’ll be the Chairman. We believe this will take place on December the 11th, ISS and Glass Lewis have both blessed it, and we are feeling very good. The range of talent within this organization is terrific, Mitch Kahn whom I don’t think is here, will be the Co-President and Chief Originator on the unsecured side. As I told you, Scott will be on the secured side and you see the list of other people who are really supporting the infrastructure of growth - for growth that is present in this pool of talent.

I think that we again come back to what we think is the message that you should take away from here that one and one makes more than two, that we have enhanced shareholder value, that as a result of the merger, this company will be in a position that no other company is to offer the full range of products, to merge their origination platforms, to merge their credit analysis, which is very compatible and to move forward with growth that we think you’ll find satisfying.

And so with that I’d like to stop and ask whether there are any questions and I promise to repeat the question for the webcast.

Q&A

<A - Betsy Cohen>: Well, you have a question?

<Q - >: Yeah, I have a question.

<A - Betsy Cohen>: Okay.

<Q - >: What do you think the size—the increased size of the company will do to RAIT’s secured lending business and then, as a followup, in that secured lending business, what are the kinds of—do you have any example of synergies that you had so far?

<A - Betsy Cohen>: Well, I think on the secured side we’ll certainly be able to provide, I think more importantly than even size, which is critical and therefore will allow us to — I feel – okay, the question was for the webcast, whether the combined companies with their increase size will give us greater access and effectiveness in the secured markets and do we have any examples of that? And I think that we have provided — what we believe is that the structure of the financing will give us as much opportunity as the size itself, that clearly with a larger capital base, we will be able to do financing on the secured side as well as on the unsecured side, that represents a reasonable and I come from financial institution, so I am always looking at a reasonable percentage of capital or assets and that would be larger by definition. It will take us into perhaps a marketplace in which or a part of the marketplace in which we haven’t been able to play before. We have cross-originated at this point, several TruPS opportunities and I think it’s critical to recognize from a P&L point of view, what that cross-fertilization or that cross reference really means. Traditionally, TruPS are originated by outside originators, who receive a fee. If we are originating them internally, the point and one-half or whatever it happens to be that’s payable to an outside originator remains within the P&L statement of the company and without adding to expense we create revenue or we create income, which is even better than revenue. So I think that we’ve seen these opportunities, one has come to fruition, there are half a dozen more in the pipeline and so we’re feeling very good about it.

<Q - >: Just go back (Low Audio)

<A - Betsy Cohen>: Sure.

<Q - >: (Low Audio)

<A - Betsy Cohen>: I have nothing to say…

<Q - >: Can you give an example on a (Low Audio)?

<A - Betsy Cohen>: Well, you can think in part about competing financial institutions in some areas maybe Chase’s or JP Morgan is better than Citigroup and et cetera, and that — that provides uniqueness. I think what we see is two aspects of that. One and I — it could put him on the spot, but I won’t, we have here a client of ours - a customer of ours, who said to us in - very recently that our execution is terrific; that we are not always the loosest underwriter. We are often tighter in our underwriting standards or tighter in our underwriting permission than others but you always know that there is execution and within the financial community that’s really — you are not going to be re-traded. It’s a really critical piece of your reputation. We’ve built that reputation over an 8-year period. We have lots of repeat business and so we think that we have franchise value in this origination process.

<Q - >: The answer to the question is always. Solid execution, no one else in the country (Low Audio)

<Q - >: (Low Audio) they give us. Its company but its also like a family, we fee/ comfortable (Low Audio) and its relationship (Low Audio) so the new product line (Low Audio).

<A - Betsy Cohen>: Does that answer your question?

<Q - >: (Low Audio) Perhaps gives us some mixed objectives, for instance Taberna has been (Low Audio) REIT perhaps what percent of (Low Audio) from real estate as opposed to REIT’s and the bigger opportunity?

<A - Betsy Cohen>: Well, I think that — maybe I’ll let Daniel, since we are having like a revival tent approach here. I would let Daniel add to that, if you would like.

<A - Daniel Cohen>: Yeah. I think one of the key elements of the merger is that Betsy is going to continue in a role of credit. She does have a tremendous track record on credit. Fortunately I’ve been able to follow somewhat in her footsteps but really by her tutelage really, and that we are integrating the credit process to have the RAS, RAIT Chief Credit Officer really oversee the entire credit process. In secured lending you really can’t set a budget, in any one you really can’t set a budget. So I can’t – I can tell you what we have in terms that we think our production is going forward. The pipeline is strong, the assets seem to be rolling in, the borrowers seems to be responsive to what we are doing. And we seem to think that we are as competitive in what we want to do and as able to fulfill the needs of our clients as anyone in the world really. And we are seeing that. We are still trying to figure out exactly why it is that we have a great competitive advantage, and we question that all the time, but we are seeing that on a regular basis. We have a good reputation with Taberna. People know that we close on a regular basis and that we are a market leader in what we do. People know the track record and the history of RAS and their reliability throughout the marketplace. People are responding to the combined size of the two companies together, so we are seeing people come out of the woodwork with opportunities for us going forward. That having been said, we are going to react to the marketplace but we think that we can substantially increase, if you look at it that going forward we should be able to substantially increase, not by necessarily making more loans that we are making on a current run rate basis, I think somewhat slightly larger loans, doing more of the senior lending, making some loans that way controlling our fate by instead of being in a mezzanine position, being the owner of the entire loan, we think the production capacity there is really tremendous. We are very excited about our ability to put substantial amounts of equity capital to work in Taberna where Betsy mentioned we’ve started dealing with the strongest real estate borrowers in Europe on a very nice basis although that will be mostly a managed funds rather than third party managed. So we’re not going to take the credit risk ourselves, rather we are going to be providing a service there mostly. And we see — we see great demand right now. We have to be responsive to the marketplace. What I can tell you is that the marketplace seems to be there for a budget of the combined company, which will be relatively substantial.

<Q - >: Could you give us roughly an idea of the types of properties underlying, the collateral underlying these loans, for example, 35% in apartments, 20% in development deals.

<A - Betsy Cohen>: Sure, we don’t have any percent in development deals but…

<Q - >: But approximately asset is…

<A - Betsy Cohen>: On a secure…

<Q - >: Before merger and as it will be after merger, just roughly?

<A - Betsy Cohen>: Okay. On a pre-merger basis, Scott you want to come up with those numbers?

<A - Scott Schaeffer>: For RAIT on a pre-merger basis we consistently try to manage the portfolio to 40% multifamily, 40% office, 10% retail, neighborhood retail, and 10% other categories like industrial and things of that sort. At any one time it’s not exactly those ratios. On a post-merger basis we will be doing the secured lending along the same type of ratios and Daniel if you want to speak to Taberna.

<A - Daniel Cohen>: Yeah, I think on Taberna we’re relatively, we are not agnostic but we are willing to look at any company because we are lending to companies. So we look ultimately to the underlying cash flow of the properties. What does that mean that we like, we tend not to like hotels, we are looking for long-term stable cash flows with long-term in-place rents. Therefore the same type of mix that RAIT would like to have. It’s probably a little bit more eclectic overall because the companies themselves are put together slightly differently. But we are typically looking to portfolios that have three to one cash flow coverages in where we are lending to, we are not so much constrained or focused on loan to value, that’s never been our concern, it’s really the total cash flow coverage that we have in this situation, because ultimately we are lending to a diverse group of properties in any one of the companies that we are lending to. And we are lending to essentially all those cash flows overall in providing a flexible long-term form of financing there. So that, that we think will continue onward. We think that the synergies come from companies that are not as well covered by capital markets participants. We originate mostly through close relationships with everyone from FBR to Merrill Lynch to Bear Stearns, direct relationships RBC Capital Markets, other intermediaries. We add a large number of mortgage brokering and other intermediaries’ direct relationships that the people at RAIT have. That really helps tremendously in terms of expanding our origination and keeping us at the forefront of lending to the best-capitalized real estate borrowers.

<Q - >: Just as a quick follow up, I take it that you are not lending to developer or condo loans or housing subdivisions?

<A - Betsy Cohen>: No.

<A - Daniel Cohen>: No, that’s not what we are doing, we are cash flow lenders, we are excited this next year we are very certain that in the next 12 months there is going to be great opportunities for cash flow lending. Can I tell you that we’ll continue after that, no. What I can tell you is that we structure the company so that we’ve minimized the repayments in the repayment risk and therefore the amount of cash that we are getting back on the RAIT side instead of getting back 40% of our cash, we are expecting to get 20% of our cash. On the Taberna side each one of our investments has a five-year no call period. So as we build our portfolio over the next year and you will see us building it aggressively because the opportunities is to lend against cash flow exists today. They may not 12 months from now or 18 months from now. But if they exist today to lend to cash flow we will make these loans, minimize the structural repayments that we get and look to continue to provide service to our borrowers. Ultimately that’s what we are doing.

<A - Betsy Cohen>: I would just add that in these categories that Daniel mentioned and being a little bit more eclectic by lending to the companies and, its a well held tenet of RAIT as well, we are looking to the sponsor’s knowledge and depth of knowledge in whatever field that happens to be. And that combined with cash flow coverage is a very powerful lending criteria.

<Q - >: How is this compared with a lot of credit [Low Audio] and how would you be competing with people, companies that have good line of credit with the bank [Low Audio] short-term towards a longer-term [Low Audio].

<A - >: Well, I think the long-term committed nature is really a critical difference because with the line of credit you are depending upon two things, one of which is the banks liquidity because they are interested in providing that business and we’ve seen this over the last 30 years. Banks coming in and out of unsecured lines of credit. In 1991 if somebody in the real estate world wanted an unsecured line of credit they must be in a mental hospital and in 2005 if somebody wants an unsecured line of credit they have to beat away sometimes the lenders from providing these lines. But I always find you know, that I know that it can go away, it’s not a committed source of funds. We fund with committed source of funds, long-term sources of funds that gives us the ability to provide long-term lending to borrowers and long-term liquidity to borrowers. We work hand-in-hand with unsecured lenders. People who want that shorter credit exposure and who would like to work with us to introduce some borrowers to them. That’s the situation and remember our product is only available to people who have hundreds and hundred of millions of dollars of equity, so we are not lending really to small organizations, the small borrower for us is somebody who may have $200 or $300 million of value and strong cash flows from a group of properties.

<A - Betsy Cohen>: Yes.

<Q - >: Coming after the merger took place will there be any origination fees [Low Audio].

<A - Betsy Cohen>: Oh absolutely, absolutely.

<A - >: To who?

<Q - >: To kind of these are controlled by the management…?

<A - Betsy Cohen>: Oh, I’m sorry.

<Q - >: [Low Audio].

<A - Betsy Cohen>: I’m sorry, the question was for the webcast, will there by any origination piece that flow outside the company to related parties, is that what you were asking? And the answer is the answer is no – these are both internally managed companies.

<A - >: Historically when Taberna was started it used the Cohen & Company broker dealer that has been something that has not been the case for sometime now. So all of its fees it’s earning internally and we are actually expecting to expand those fees substantially, which is something that’s not really talked about in the S-4 filing, so we are not answering that particular question about what we think our fee flow will be like in the future.

<A - Betsy Cohen>: I think I’m being shown the clock. So if there are other questions we would be very happy to mingle with you and answer them. Thank you very, very much for your attention.